Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3927
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6073
Pre-Tax Preferred Stock Dividends	$2,174

FIXED CHARGES:
Interest Expense	$47,584
Amortization of Debt Premium, Discount and Expense	469
Interest Component of Rentals	1,600

Total Fixed Charges	49,653
Pre-Tax Preferred Stock Dividends	2,174

Total Fixed Charges and Preferred Stock Dividends	$51,827

EARNINGS:
Net Income before Dividends on Preferred Stock	$128,982
Add:
Income Taxes	83,397
Total Fixed Charges	49,653

Total Earnings	$262,032

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.1